Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-275898

Pricing Supplement Dated January 12, 2024 To the Product Prospectus Supplement FIN-1, the Prospectus Supplement and the Prospectus, each dated December 20, 2023	$3,075,000 Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate, due January 28, 2025 Royal Bank of Canada

Royal Bank of Canada is offering Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate (the “Notes”). The CUSIP number for the Notes is 78014RXN5. The Notes are not traditional fixed or floating rate notes, and will not bear interest.
The payment at maturity will depend on the “Reference Rate.” The Reference Rate will be the 1-Year U.S. Dollar SOFR ICE Swap Rate, which will be determined as discussed in more detail below.
If the Reference Rate on the Observation Date (the “Final Reference Rate”) is greater than or equal to the Buffer Level, which is 57% of the Reference Strike Rate of 4.730% (determined on January 11, 2024) set forth below, investors will receive the sum of the principal amount and the Contingent Digital Return of 15.00% of the principal amount. However, if the Final Reference Rate is less than the Buffer Level, investors will lose approximately 1.7544% of their principal for every 1% that the Final Reference Rate is less than the Buffer Level. In such a case, investors could lose some or all of the principal amount of the Notes. Please see the “Summary” section below for additional information about how the payments on the Notes will be determined.
The Notes will not be listed on any securities exchange.
Investing in the Notes involves a number of risks. See “Additional Risk Factors” on page P-6 of this pricing supplement, and “Risk Factors” beginning on page PS-5 of the product prospectus supplement FIN-1 and “Risk Factors” beginning on page S-3 of the prospectus supplement, each dated December 20, 2023.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on January 18, 2024, against payment in immediately available funds.
	Per Note	Total
Price to public(1)	100.00%	$3,075,000.00
Underwriting discounts and commissions(1)	1.00%	$30,750.00
Proceeds to Royal Bank of Canada	99.00%	$3,044,250.00

(1) JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates will act as placement agents for the Notes, and will receive a fee from Royal Bank of Canada of $10.00 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts. Please see the section below “Supplemental Plan of Distribution (Conflicts of Interest)” below.
The initial estimated value of the Notes as of the Pricing Date was $954.60 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC	JPMorgan Chase Bank, N.A.	J.P. Morgan Securities LLC
Placement Agents

Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (the “Bank”)
Underwriter:	RBC Capital Markets, LLC
Currency:	U.S. Dollars
Minimum Investment:	$10,000 and minimum denominations of $1,000 in excess of $10,000
Pricing Date:	January 12, 2024
Issue Date:	January 18, 2024
Maturity Date:	January 28, 2025
Observation Date:	January 23, 2025. If that date is not a U.S. government securities settlement day, then the Observation Date will be the prior business day that is a U.S. government securities settlement day.
Interest Payments:	None. The Notes are not conventional fixed or floating rate debt securities, and no interest will be paid on the Notes prior to the maturity date.
Reference Rate:
The 1-Year U.S. Dollar SOFR ICE Swap Rate, which is the rate for U.S. dollar swaps with a designated maturity of one year, referencing the Secured Overnight Financing Rate (“SOFR”), compounded in arrears for 12 months using standard market conventions.
The Calculation Agent will determine the Reference Rate based on the rate that appears on the Bloomberg Screen USISSO01 Page, at approximately 11:00 a.m., New York City time, on the Observation Date, provided that, if no such rate appears on the applicable Bloomberg Screen Page on that day at approximately 11:00 a.m., New York City time, then the Calculation Agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant rate for U.S. dollar swaps referencing SOFR, will determine the applicable Reference Rate for that day in its sole discretion.
“Bloomberg Screen USISSO01 Page” means the display designated as Bloomberg screen “USISSO01”, or such other page as may replace that Bloomberg screen on that service or such other service or services as may be selected for the purpose of displaying rates for U.S. dollar swaps referencing SOFR by ICE Benchmark Administration Limited (“IBA”) or its successor or such other entity that assumes the responsibility of IBA or its successor in calculating rates for U.S. dollar swaps referencing SOFR if IBA or its successor ceases to do so.

Reference Strike Rate:
4.730%, which was an intra-day level of the Reference Rate on January 11, 2024, as determined by the Calculation Agent.
Although the Calculation Agent has made all determinations and has taken all actions in relation to the establishment of the Reference Strike Rate in good faith, it should be noted that the Calculation Agent’s exercise of its discretion could have an impact (positive or negative), on the value of the Notes. The Calculation Agent is under no obligation to consider your interests as a holder of the Notes in taking any actions, including the determination of the Reference Strike Rate,

P-2	RBC Capital Markets, LLC

Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate
that might affect the value of the Notes.
Buffer Level:	2.696%, which is 57% of the Reference Strike Rate (rounded to three decimal places).
Final Reference Rate:	The Reference Rate on the Observation Date.
Payment at Maturity:
If the Final Reference Rate is greater than or equal to the Buffer Level, you will receive at maturity a cash payment that provides you with a return per $1,000 in principal amount of the Notes equal to the Contingent Digital Return. Accordingly, under these circumstances, your payment at maturity per $1,000 in principal amount of the Notes will be calculated as follows:
$1,000 + ($1,000 × Contingent Digital Return)
However, if the Final Reference Rate is less than Buffer Level, then at maturity you will lose approximately 1.7544% of the principal amount of the Notes for every 1% that the Final Reference Rate is less than the Buffer Level. Under these circumstances, your payment at maturity per $1,000 in principal amount of the Notes will be calculated as follows:
$1,000 + [$1,000 × ((Reference Rate Return + Buffer Percentage) x Downside Multiplier)]
If the Final Reference Rate is less than the Buffer Level, you could lose some or all of your principal amount at maturity.

Contingent Digital Return:
15.00%, which reflects the maximum return on the Notes. Accordingly, the maximum payment at maturity per $1,000 principal amount of the Notes is $1,150.
The Contingent Digital Return is a fixed return and will not vary based on the Reference Rate.

Reference Rate Return:	Final Reference Rate – Reference Strike Rate Reference Strike Rate However, the Reference Rate Return will not be less than -100%.
Buffer Percentage:	43%
Downside Multiplier:	100/57, or approximately 1.7544.
U.S. Government Securities Settlement Day:
Any day except a Saturday, a Sunday, or a day on which The Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Unavailability of the Reference Rate:
Notwithstanding the provisions set forth under “—Reference Rate” above:
(i) if the Calculation Agent determines in its sole discretion on or prior to the Observation Date that the relevant rate for U.S. dollar swaps referencing SOFR has been discontinued or that rate has ceased to be published permanently or indefinitely, then the Calculation Agent will use as the applicable Reference Rate for that day a substitute or successor rate that it has determined in its sole discretion to be a commercially reasonable replacement rate; and
(ii) if the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent may determine in its sole discretion, to adjust the definitions of business day and the Observation Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor, spread and/or formula it determines is needed to make that substitute or successor rate comparable to the relevant rate for U.S. dollar swaps referencing SOFR, in a manner that it determines to be consistent with industry-accepted practices for that substitute or successor rate.

P-3	RBC Capital Markets, LLC

Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract linked to the Reference Rate for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Calculation Agent:	RBC Capital Markets, LLC
Early Redemption:	Not applicable.
Survivor’s Option:	Not applicable.
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the prospectus dated December 20, 2023).
Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” in this section of this pricing supplement and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated December 20, 2023, as modified by this pricing supplement.

P-4	RBC Capital Markets, LLC

Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023 and the product prospectus supplement FIN-1 dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, “Risk Factors” in the product prospectus supplement FIN-1, each dated December 20, 2023, and “Additional Risk Factors” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm
Prospectus Supplement dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm
Product Prospectus Supplement FIN-1 dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000114036123058562/ef20016925_424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.

P-5	RBC Capital Markets, LLC

Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate
ADDITIONAL RISK FACTORS
The Notes involve risks not associated with an investment in ordinary fixed or floating rate notes. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see the product prospectus supplement FIN-1 and the prospectus supplement dated, each dated December 20, 2023. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
Risks Relating to the Terms and Structure of the Notes
You May Lose All or a Portion of the Principal Amount at Maturity. The Notes do not guarantee any return of principal. If the Final Reference Rate is less than the Buffer Level, you will lose approximately 1.7544% of your principal amount at maturity for every 1% that the Final Reference Rate, which may be a negative rate, is less than the Buffer Level. In no event, however, will the Reference Rate Return be less than -100%. Accordingly, under these circumstances, you could lose up to the entire principal amount of the Notes at maturity.
The Notes Are Not Traditional Fixed Income Securities, and Do Not Pay Interest. Traditional fixed income securities linked to an interest rate, commonly referred to as floating rate notes, typically provide for the return of an investor’s principal amount at maturity, and pay periodic interest that depends on the performance of the applicable interest rate to which the securities are linked. As a result, any decline in the interest rate would potentially result in a reduction in the amount of any periodic interest paid on the securities, but would not adversely affect the return of the investor’s principal amount at maturity. In contrast, the Notes offered by this document do not pay periodic interest, and the amount that an investor will receive at maturity will depend on the performance of the Reference Rate. A decline from the Reference Strike Rate to a level that is less than the Buffer Level will result in the investors losing some or all of their principal amount at maturity.
Your Maximum Gain on the Notes Is Limited to the Contingent Digital Return. If the Final Reference Rate is greater than or equal to the Buffer Level, you will receive at maturity $1,000 plus an additional return equal to the Contingent Digital Return. The return will be so limited regardless of any increase in the Reference Rate, which may be significant.
Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on our ability to pay all amounts due on the Notes at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decrease in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes. If we default on our obligations, you may not receive the amounts owed to you under the terms of the Notes, and you could lose your entire initial investment.
Risks Relating to the Initial Estimated Value of the Notes
The Initial Estimated Value of the Notes Is Less than the Price to the Public. The initial estimated value set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the level of the Reference Rate, our credit ratings and financial condition, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will

P-6	RBC Capital Markets, LLC

Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate
be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the Notes to maturity.
The Initial Estimated Value of the Notes that Is Set Forth on the Cover Page of this Pricing Supplement Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set. The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.
The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.
Risks Relating to the Secondary Market for the Notes
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any other affiliate of ours may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for the Notes in any secondary market could be substantial.
Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the level of the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
•	the expected volatility of the Reference Rate;
•	the time to maturity of the Notes;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
Additional Risks Relating to the Reference Rate
The Reference Rate and SOFR Have Limited Historical Information, and Future Performance Cannot Be Predicted Based on Historical Performance. The publication of the U.S. Dollar SOFR ICE Swap Rate began in November 2021, and, therefore, has a limited history. IBA launched the U.S. Dollar SOFR ICE Swap Rate for use as a reference rate for financial instruments in order to aid the market’s transition to SOFR and away from LIBOR. However, the composition and characteristics of SOFR differ from those of LIBOR in material respects, and the historical performance of LIBOR and the U.S. Dollar LIBOR ICE Swap Rate will have no bearing on the performance of SOFR or the Reference Rate.
In addition, the publication of SOFR began in April 2018, and, therefore, it has a limited history. The future performance of the Reference Rate and SOFR cannot be predicted based on the limited historical performance. The levels of the Reference Rate and SOFR during the term of the Notes may have little or no relation to the historical data.
Any Failure of SOFR to Gain Market Acceptance Could Adversely Affect the Notes. SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to USD LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which USD LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term

P-7	RBC Capital Markets, LLC

Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate
funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on and value of the Notes and the price at which investors can sell the Notes in any secondary market.
The Administrator of SOFR May Make Changes That Could Adversely Affect the Level of SOFR or Discontinue SOFR, and Has No Obligation to Consider Your Interests in Doing So. SOFR is a relatively new rate, and Federal Reserve Bank of New York (“FRBNY”) (or a successor), as administrator of SOFR, may make methodological or other changes that could change the level of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, that change may result in a reduction in the Reference Rate, and may reduce the payments on the Notes. The administrator of SOFR may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice, and has no obligation to consider the interests of holders of the Notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR. In that case, the method by which the Reference Rate is calculated will change, which could reduce the Reference Rate.
The Reference Rate and the Manner in Which It Is Calculated May Change in the Future. There can be no assurance that the method by which the Reference Rate is calculated will continue in its current form. Any changes in the method of calculation could reduce the amount payable on the Notes at maturity.
The Reference Rate May Be Determined by the Calculation Agent in Its Sole Discretion or, if It Is Discontinued or Ceased to Be Published Permanently or Indefinitely, Replaced by a Successor or Substitute Rate — If no relevant rate appears on the applicable Bloomberg Screen Page on a relevant day at approximately 11:00 a.m., New York City time, then the Calculation Agent will have the discretion to determine the Reference Rate for that day.
Notwithstanding the foregoing, if the Calculation Agent determines in its sole discretion on or prior to the relevant day that the relevant rate for U.S. dollar swaps referencing SOFR has been discontinued or that rate has ceased to be published permanently or indefinitely, then the Calculation Agent will use as the applicable Reference Rate for that day a substitute or successor rate that it has determined to be a commercially reasonable replacement rate. If the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent may determine in its sole discretion to make adjustments to the definitions of business day and the Observation Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor, spread and/or formula it determines is needed to make that substitute or successor rate comparable to the relevant rate for U.S. dollar swaps referencing SOFR.
Any of the foregoing determinations or actions by the Calculation Agent could result in adverse consequences to the value of the Reference Rate used on the Observation Date, which could adversely affect the return on and the market value of the Notes.

P-8	RBC Capital Markets, LLC

Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate
HYPOTHETICAL RETURNS ON THE NOTES
The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount of the Notes to $1,000. Each hypothetical total return or payment at maturity set forth below is based on the Contingent Digital Return of 15.00%, and assumes a hypothetical Reference Strike Rate of 4.00% and a hypothetical Buffer Level of 2.28% (57% of the hypothetical Reference Strike Rate). The actual Reference Strike Rate and Buffer Level are set forth in the “Summary” section above.
Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.
Final Reference Rate	Reference Rate Return	Total Return
6.0000%	50.00%	15.00%
5.6000%	40.00%	15.00%
5.2000%	30.00%	15.00%
4.8000%	20.00%	15.00%
4.6000%	15.00%	15.00%
4.4000%	10.00%	15.00%
4.3000%	7.50%	15.00%
4.2000%	5.00%	15.00%
4.1000%	2.50%	15.00%
4.0000%	0.00%	15.00%
3.8000%	-5.00%	15.00%
3.6000%	-10.00%	15.00%
3.2000%	-20.00%	15.00%
2.8000%	-30.00%	15.00%
2.4000%	-40.00%	15.00%
2.2800%	-43.00%	15.00%
2.0000%	-50.00%	-12.28%
1.6000%	-60.00%	-29.82%
1.2000%	-70.00%	-47.37%
0.8000%	-80.00%	-64.91%
0.4000%	-90.00%	-82.46%
0.0000%	-100.00%	-100.00%
-0.4000%	-100.00%	-100.00%
-0.8000%	-100.00%	-100.00%
-1.2000%	-100.00%	-100.00%

P-9	RBC Capital Markets, LLC

Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate
Hypothetical Examples of Amount Payable at Maturity
The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.
Example 1: The Reference Rate increases from a hypothetical Reference Strike Rate of 4.00% to a Final Reference Rate of 4.40%. Because the Final Reference Rate of 4.40% is greater than the Buffer Level, regardless of the Reference Rate Return, the investor receives a payment at maturity of $1,150.00 per $1,000 principal amount of the Notes, calculated as follows:
$1,000 + ($1,000 × 15.00%) = $1,150
Example 2: The Reference Rate decreases from a hypothetical Reference Strike Rate of 4.00% to a Final Reference Rate of 2.80%. Although the Final Reference Rate of 2.80% is less than the Reference Strike Rate of 4.00%, because the Final Reference Rate is not less than the Buffer Level, the investor receives a payment at maturity of $1,150.00 per $1,000 principal amount of the Notes, calculated as follows:
$1,000 + ($1,000 × 15.00%) = $1,150
In this case, the return on the Notes is positive, even though the Reference Rate has decreased.
Example 3: The Reference Rate decreases from a hypothetical Reference Strike Rate of 4.00% to a Final Reference Rate of 1.20%. Because the Final Reference Rate of 1.20% is less than the Buffer Level, and the Reference Rate Return is -70%, the investor receives a payment at maturity of approximately $526.32 per $1,000 principal amount of the Notes, calculated as follows:
$1,000 + [$1,000 × ((-70% + 43%) x Downside Multiplier)] = $526.32
Example 4: The Reference Rate decreases from a hypothetical Reference Strike Rate of 4.00% to a Final Reference Rate of -0.40%. Because the Final Reference Rate of -0.40% is less than the Buffer Level, and the Reference Rate Return would have been less than -100% but for the floor on the Reference Rate Return of -100%, the Reference Rate Return is -100%. As a result, the investor receives a payment at maturity of $0, calculated as follows:
$1,000 + ($1,000 × -100%) = $0

P-10	RBC Capital Markets, LLC

Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate
THE REFERENCE RATE
A U.S. dollar SOFR ICE swap rate of a given maturity on any date of determination is the swap rate for a fixed-for-floating U.S. dollar SOFR-linked interest rate swap transaction with that maturity as published by the administrator of the USD SOFR ICE swap rate as of 11:00 a.m. (New York City time) on that date of determination. In a fixed-for-floating U.S. Dollar SOFR-linked interest rate swap transaction, one party pays a fixed rate (the “swap rate”) and the other pays a floating rate based on SOFR, compounded in arrears for 12 months using standard market conventions.
SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities.
According to information provided by the IBA (which we have not independently verified), each published USD SOFR ICE swap rate is calculated using eligible prices and volumes for specified interest rate derivative products, provided by trading venues in accordance with a “Waterfall” methodology. The first level of the Waterfall (“Level 1”) uses eligible, executable prices and volumes provided by regulated, electronic, trading venues. If these trading venues do not provide sufficient eligible input data to calculate a rate in accordance with Level 1 of the methodology, then the second level of the Waterfall (“Level 2”) uses eligible dealer to client prices and volumes displayed electronically by trading venues. If there is insufficient eligible input data to calculate a rate in accordance with Level 2 of the methodology, then the third level of the Waterfall (“Level 3”) uses movement interpolation, where possible for applicable tenors, to calculate the rate. Where it is not possible to calculate a rate at Level 1, Level 2 or Level 3 of the Waterfall, then the “insufficient data policy” applies for that rate, and the applicable U.S. dollar SOFR ICE swap rate may not be published for that date.

P-11	RBC Capital Markets, LLC

Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate
Historical Information
Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in this rate during any period shown below is not an indication of the level of the Reference Rate on the Observation Date or at any other time during the term of the Notes.
The graph below sets forth the historical performance of the Reference Rate from November 19, 2021 through January 11, 2024. We obtained the informaiton in the graph from Bloomberg Financial Markets, without independent investigation.
PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE RESULTS

P-12	RBC Capital Markets, LLC

Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the Notes and will receive a fee from Royal Bank of Canada of $10.00 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.
For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution–Conflicts of Interest” in the prospectus dated December 20, 2023.
We will deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
After the initial offering of the Notes, the price to the public may change.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of up to approximately six months after the issue date of the Notes, the value of the Notes that may be shown on your account statement is expected to be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

P-13	RBC Capital Markets, LLC

Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the Reference Rate. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value set forth on the cover page of this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Rate, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs. These factors resulted in the initial estimated value for the Notes on the Pricing Date being less than their public offering price. See “Additional Risk Factors—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.

P-14	RBC Capital Markets, LLC

Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate
SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a general description of the material U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this document and is subject to any change in law that may take effect after such date.
The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement and it supersedes the discussion of U.S. federal income taxation in the accompanying product prospectus supplement. It applies only to those holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. This discussion applies only to U.S. holders and non-U.S. holders that will purchase the Notes upon original issuance and will hold the Notes as capital assets for U.S. federal income tax purposes.
The discussion below assumes that an investor in the Notes will be subject to a significant risk that it will lose a significant amount of its investment in the Notes. Further, this discussion does not address the tax consequences applicable to any holders under Section 451(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).
You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.
U.S. holders. In the opinion of our counsel, Ashurst LLP, based on current market conditions, it would generally be reasonable to treat the Notes as a pre-paid cash-settled derivative contract linked to the Reference Rate for U.S. federal income tax purposes, and the terms of the Notes require a holder (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. The following discussion assumes that the treatment described in this paragraph is proper and will be respected. If the Notes are so treated, a U.S. holder should generally recognize capital gain or loss upon the sale or maturity of the Notes in an amount equal to the difference between the cash amount a holder receives at such time and the holder’s tax basis in the Notes. In general, a U.S. holder’s tax basis in the Notes will be equal to the price the holder paid for the Notes. Capital gain recognized by an individual U.S. holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations.
Alternative Treatments. Alternative tax treatments of the Notes are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, it is possible to treat the Notes, and the Internal Revenue Service might assert that the Notes should be treated, as a single debt instrument. Pursuant to such characterization, since the Notes have a term that exceeds one year, such a debt instrument would be subject to the special tax rules governing contingent payment debt instruments. If the Notes are so treated, a holder would generally be required to accrue interest income over the term of the Notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with terms and conditions similar to the Notes. In addition, any gain a holder might recognize upon the sale, exchange or maturity of the Notes would generally be ordinary income and any loss recognized by a holder at such time would generally be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the Notes, and thereafter, would be capital loss.

P-15	RBC Capital Markets, LLC

Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate
Because of the absence of authority regarding the appropriate tax characterization of the Notes, it is also possible that the Internal Revenue Service could seek to characterize the Notes in a manner that results in other tax consequences that are different from those described above. For example, the Internal Revenue Service could possibly assert that any gain or loss that a holder may recognize upon the sale or maturity of the Notes should be treated as ordinary gain or loss.
The Internal Revenue Service has released a notice that may affect the taxation of holders of “prepaid forward contracts” and similar instruments. According to the notice, the Internal Revenue Service and the U.S. Treasury Department are actively considering whether the holder of such instruments should be required to accrue ordinary income on a current basis. While it is not clear whether the Notes would be viewed as similar to such instruments, it is possible that any future guidance could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.
Backup Withholding and Information Reporting. Payments made with respect to the Notes and proceeds from the sale or exchange of the Notes may be subject to a backup withholding tax unless, in general, the holder complies with certain procedures or is an exempt recipient. Any amounts so withheld generally will be refunded by the Internal Revenue Service or allowed as a credit against the holder’s U.S. federal income tax liability, provided the holder makes a timely filing of an appropriate tax return or refund claim to the Internal Revenue Service.
Reports will be made to the Internal Revenue Service and to holders that are not exempted from the reporting requirements.
Non-U.S. holders. The following discussion applies to non-U.S. holders of the Notes. A non-U.S. holder is a beneficial owner of a Note that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust.
Except as described below, a non-U.S. holder will generally not be subject to U.S. federal income or withholding tax for amounts paid in respect of the Notes, provided that (i) the holder complies with any applicable certification requirements, (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, such holder is not present in the U.S. for 183 days or more during the taxable year of the sale, exchange or maturity of the Notes. In the case of (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a U.S. trade or business, subject to certain adjustments. Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.
As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the Notes to become subject to withholding tax, we (or the applicable withholding agent) will withhold tax at the applicable statutory rate. The Internal Revenue Service has also indicated that it is considering whether payments in respect of instruments such as the Notes should be subject to withholding tax. We will not be required to pay any additional amounts in respect of such withholding. Prospective investors should consult their own tax advisors in this regard.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% U.S. withholding tax on certain U.S.-source payments, including interest (and original issue discount), dividends, and other fixed or determinable annual or periodical gains, profits, and income (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or otherwise complies with FATCA. In addition, the Notes may constitute a “financial account” for these purposes and thus, may be subject to information reporting requirements pursuant to FATCA. FATCA

P-16	RBC Capital Markets, LLC

Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate
also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

The U.S. Treasury Department has proposed regulations that eliminate the requirement of FATCA withholding on payments of gross proceeds upon the sale or disposition of financial instruments of a type which can produce U.S. source interest or dividends. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization, and the discussion above assumes the proposed regulations will be finalized in their proposed form with retroactive effect. If we (or the applicable withholding agent) determine withholding is appropriate with respect to the Notes, tax will be withheld at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. Therefore, if such withholding applies, any payments on the Notes will be significantly less than what you would have otherwise received. Depending on your circumstances, these amounts withheld may be creditable or refundable to you. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.

P-17	RBC Capital Markets, LLC

Digital Notes Linked to the 1-Year U.S. Dollar SOFR ICE Swap Rate
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, as Canadian counsel to the Bank, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to the following limitations: (i) the enforceability of the Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws of general application affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Indenture is subject to general equitable principles, including the principle that the availability of equitable remedies, such as specific performance and injunction, may only be granted at the discretion of a court of competent jurisdiction; (iii) under applicable limitations statutes generally, including that the enforceability of the Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Indenture to be unenforceable as an attempt to vary or exclude a limitation period under such applicable limitations statutes; (iv) rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; and (v) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada and such judgment may be based on a rate of exchange in existence on a day other than the day of payment, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated December 20, 2023, which has been filed as Exhibit 5.3 to Royal Bank’s Form 6-K filed with the SEC dated December 20, 2023.

In the opinion of Ashurst LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of the Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and subject to general principles of equity, public policy considerations and the discretion of the court before which any suit or proceeding may be brought. This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated December 20, 2023, which has been filed as Exhibit 5.4 to the Bank’s Form 6-K dated December 20, 2023.

P-18	RBC Capital Markets, LLC